FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2007
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

     A. Closing of Underwriters’ Overallotment Option
     On November 6, 2007, FreeSeas Inc. closed on the exercise in full of the underwriters’ overallotment option to purchase an additional 1,650,000 shares of its common stock, par value $0.001 per share, at a price of $8.25 per share. This additional purchase increased the aggregate number of shares sold in the offering to 12,650,000, resulting in total net proceeds from the stock offering after deducting underwriting discounts and commissions, but before expenses, of approximately $97 million. A copy of the press release announcing the closing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     The following table sets forth FreeSeas’ consolidated capitalization as of June 30, 2007 as adjusted to reflect: (i) certain changes in FreeSeas’ debt outstanding, as described in the footnotes to the table below; (ii) the exercise of 831,776 of the Company’s Class W warrants and 176,155 of the Company’s Class Z warrants as of October 23, 2007; and (iii) the application of the estimated net proceeds from the sale of 12,650,000 shares of common stock at an offering price of $8.25 per share, including the overallotment granted to the underwriters, net of underwriters’ discounts and commissions and estimated offering expenses, and reflecting also the application of proceeds from a new secured credit facility from Credit Suisse that FreeSeas expects to enter into following the completion of the offering.

	(Unaudited;
	dollars in thousands)
Debt:
Long-term debt, current portion	$5,750	(1)
Long-term debt, net of current portion	46,950	(1)

Total debt	$52,700

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—

Common stock, $0.001 par value; 40,000,000 shares authorized; 6,290,100 and 19,948,031 shares issued and outstanding, actual and as adjusted	20	(2)
Additional paid-in capital	111,943	(3)
Accumulated deficit	(79)

Total shareholders’ equity	111,884

Total capitalization	$164,584

(1)	Reflects the repayment of the shareholders’ loans outstanding as of June 30, 2007 and the outstanding borrowings under FreeSeas’ junior loan, and the repayment to be made of the outstanding borrowings under the FreeSeas’ senior loan, used to finance in part the purchase price of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess with the net proceeds of the offering and with a draw down of $48.7 million under the facility that FreeSeas expects to enter into with Credit Suisse, of which $3.75 million would be current. In addition, the amount includes $4 million outstanding as of October 23, 2007 on the loans relating to the M/V Free Destiny and the M/V Free Envoy, of which $2.0 million is current.

(2)	Reflects an increase of $12,650 in common stock resulting from the issuance of 12,650,000 shares in the offering.

(3)	Reflects the addition of $4.78 million of net proceeds received in connection with the exercise of Class W and Class Z warrants and of $95.56 million of net proceeds from the offering, reflecting gross proceeds of $104.36 less the underwriters’ discounts and commission of $7.3 million and estimated offering expenses of $1.5 million, and also reflecting the exercise of the overallotment option granted to the underwriters.

     B. Delivery of the M/V Free Goddess
     On October 30, 2007, FreeSeas took delivery of the 1995-built, 22,051 dwt Handysize M/V Free Goddess. The vessel then began a time charter at $13,000 per day, which is expected to last approximately one month. The vessel will thereafter begin a two-year time charter at $19,250 per day. A copy of the press release announcing the delivery of the M/V Free Goddess is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
     C. Transfer to the Nasdaq Global Market
     On November 6, 2007, FreeSeas received approval to list its common stock, Class W warrants and Class Z warrants on the Nasdaq Global Market effective November 8, 2007. FreeSeas common stock, Class W warrants and Class Z warrants will continue to trade under the symbols FREE, FREEW and FREEZ, respectively. A copy of the press release announcing the approval is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into FreeSeas’ Registration Statement on Form F-3, File No. 333-145098.
SUBMITTED HEREWITH
Exhibits
99.1	Press Release dated November 6, 2007

99.2	Press Release dated November 7, 2007

99.3	Press Release dated November 8, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2007	FreeSeas Inc.
	By:	/s/ Dimitris Papadopoulos
		Name:	Dimitris Papadopoulos
		Title:	Chief Financial Officer

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